Annual Report

Cover Page

Name of issuer:

TRADEAUTHORITY LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: LA

Date of organization: 4/16/2010

Physical address of issuer:

4137 S Sherwood Forest Blvd
Suite 120
Baton Rouge LA 70816

Website of issuer:

http://www.MoxeyUSA.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$397,257.00	$678,107.00
Cash & Cash Equivalents:	$240,742.00	$447,787.00
Accounts Receivable:	$1,709.00	$2,550.00
Short-term Debt:	$411,026.00	$218,101.00
Long-term Debt:	$125,271.00	$1,138,251.00
Revenues/Sales:	$1,679,223.00	$1,571,985.00
Cost of Goods Sold:	$1,342,003.00	$1,312,518.00
Taxes Paid:	$0.00	$0.00
Net Income:	($812,856.00)	($555,575.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

TRADEAUTHORITY LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Charlie Davis	President	Moxey	2017
Chip Davis	Business operations	Moxey	2010
Patrick Martin	VP of real estate	LSU	2020
Abhay Patel	Managing Director	Butler Snow LLP	2020
Warren Sager	Business operations	Moxey	2010

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Charlie Davis	290000.0 10,000 Class A units and 280,000 Class B units	34.76

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does***

not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

You should carefully consider the risks and uncertainties described below and the other information in the Offering Statement before deciding whether to invest. Additional risks and uncertainties not presently known to the issuer (sometimes referred to as the "Company") or that the Company currently deems immaterial may also impair the Company's business operations and your investment. The occurrence of any of the following risks could materially adversely affect the Company's business, reputation, financial performance and value.

Very Early Stage. The Company is in the very early stage of operations. The Company may experience operating losses and negative cash flow in the foreseeable future. The Company's future profitability depends on generating and sustaining high revenue growth while maintaining reasonable expense levels and cash flow requirements. Lack of revenues, or slower revenue growth than anticipated or operating expenses exceeding expectations would harm the Company's business. If the Company achieves profitability, there is no certainty that the Company would be able to sustain or increase profitability in the future.

No Guarantee of Growth. No assurances can be given regarding the Company's ability to grow the revenues and earnings of the Company. The growth of the Company is contingent upon various factors, including market acceptance, competition, access to capital, ability to employ effective employees, and to otherwise attract and retain key personnel. To manage the anticipated future growth and carry out the Company's plans for the development and commercialization of the Company's product(s) and services, it will be necessary to recruit and retain qualified management and personnel across a wide range of operational, sales, and financial capabilities. Competition for executive and key personnel is intense. The Company may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The expansion of the Company's operations geographically may lead to significant costs and may divert the Company's management and business development resources. Any inability to manage the Company's growth or complications involving the management of the Company's growth could delay the execution of the Company's business plan or disrupt the Company's operations.

Need for Additional Capital. The Company will likely require additional capital in the future. There are no assurances that the Company will be able to raise additional capital and therefore the Company may not be able to execute its business plan. It is possible that subsequent capital raises will significantly dilute the ownership of the existing members or be on terms that are not favorable to the existing owners.

Government/Policy/Regulatory; Market Changes. The Company's performance could be adversely affected by changes in the market generally or specifically for the Company's products and services or by changes in governmental policy and regulation. As mentioned above, the actions of competitors could negatively impact the Company. General economic risks as well as fallout from the ongoing Covid-19 pandemic or other national emergencies could negatively affect the Company. In the event the market for the products and services the Company provides declines, the Company could suffer losses.

Covid 19 and the sequential forced business closings have negatively impacted the company. The company could be further impacted if business closings are increased in the future.

The cost of acquiring new clients may be higher than anticipated. The Company has acquired new clients through referrals. As we accelerate our growth we will need to use other methods of client acquisition. Each acquisition method has different associated anticipated costs. If client acquisition costs are higher than anticipated, it will significantly affect the Company's profitability.

Data Loss and Business Interruption: If the Company's systems are disrupted or fail for any reason, including internet or systems failure, or if the Company's systems are infiltrated by unauthorized persons, both the Company and its clients could experience data loss, financial loss, harm to reputation, or significant business interruption. The Company may be required to incur significant costs to protect against damage caused by disruptions or security breaches in the future. Such events may expose the Company to unexpected liability, litigation, regulatory investigation and penalties, loss of clients' business, unfavorable impact to business reputation, and there could be a material adverse effect on the Company's business and results of operations.

Our people are our most important asset. Currently, our team is all on a contract basis. If we lose our key staff, we may have difficulty continuing our business as anticipated. The company's future success depends on the continued services and performances of key management, consultants and advisors. Our future success may further depend on the company's ability to attract and retain additional key personnel and third party contractual relationships. If the company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

Ongoing and potential litigation. The company may from time to time be involved with litigation as either a plaintiff or as a defendant. Litigation could possibly lead to unforeseen expenses, loss of revenue, loss of focus and/or other potentially serious negative consequences. The company is currently in litigation as a defendant due to a lawsuit concerning the Crescent City Trade Exchange (CCTE). CCTE was an affiliated trade exchange that the company terminated its relationship with.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class CF Units	950,000	105,189	No
Class B Units	950000	743,859	Yes
Class A Units	100,000	70,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Charlie Davis and Warren Sager
Issue date	12/30/18
Amount	$286,750.00
Outstanding principal plus interest	$286,750.00 as of 01/09/22
Interest rate	0.0% per annum
Maturity date	12/31/21
Current with payments	Yes

No funds from this raise will be used to repay this loan. The balance amount is from deferred compensation and not payable until the company has the cashflow to begin making payments. The loan is interest free and deferred compensation for Warren Sager and Charlie Davis. No payments are currently due.

Loan

Lender	Charlie Davis and Warren Sager
Issue date	12/30/19
Amount	$182,000.00
Outstanding principal plus interest	$182,000.00 as of 01/09/22
Interest rate	0.0% per annum
Maturity date	12/31/26

Current with payments	Yes

No funds from this raise will be used to repay this loan. The balance amount is from deferred compensation and not payable until the company has the cashflow to begin making payments. The loan is interest free and deferred compensation for Warren Sager and Charlie Davis. No payments are currently due.

Loan

Lender	Warren Sager and Charlie Davis
Issue date	12/09/20
Amount	$210,375.00
Outstanding principal plus interest	$210,375.00 as of 01/09/22
Interest rate	0.0% per annum
Current with payments	Yes

Loan

Lender	Charlie Davis
Issue date	12/30/21
Amount	$92,000.00
Outstanding principal plus interest	$92,000.00 as of 12/30/21
Interest rate	0.0% per annum
Current with payments	Yes

deferred compensation

Loan

Lender	Warren Sager
Issue date	12/30/21
Amount	$27,000.00
Outstanding principal plus interest	$27,000.00 as of 12/30/21
Interest rate	0.0% per annum
Current with payments	Yes

deferred compensation

Loan

Lender	Aimee Supp
Issue date	12/30/21
Amount	$4,500.00
Outstanding principal plus interest	$4,500.00 as of 12/30/20
Interest rate	0.0% per annum
Current with payments	Yes

deferred compensation

Loan

Lender	Aimee Supp
Issue date	12/30/22
Amount	$6,000.00
Outstanding principal plus interest	$6,000.00 as of 12/30/22
Interest rate	0.0% per annum
Current with payments	Yes

Deferred Compensation

Loan

Lender	Warren Sager
Issue date	12/30/22
Amount	$20,000.00
Outstanding principal plus interest	$20,000.00 as of 12/30/22
Interest rate	0.0% per annum
Current with payments	Yes

Deferred Compensation

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2019	Regulation D, Rule 506(c)	Common stock	$17,625	General operations
3/2019	Regulation D, Rule 506(c)	Common stock	$17,625	General operations
4/2019	Regulation D, Rule 506(c)	Common stock	$60,000	General operations
4/2021	Regulation Crowdfunding	Priced Round	$602,879	General operations
12/2021	Section 4(a)(2)	Class CF Units	$275,080	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Chip Davis
Amount Invested	$15,500.00
Transaction type	Priced round
Issue date	07/10/12
Relationship	Officer

Name	Warren Sager
Amount Invested	$71,000.00
Transaction type	Priced round
Issue date	07/10/12
Relationship	Officer

Name	Charlie Davis- Liquid Ventures MX
Amount Invested	$7,500.00
Transaction type	Priced round
Issue date	01/18/18
Relationship	Officer

Name	Charlie Davis- Liquid Ventures Inc.
Amount Invested	$117,500.00
Transaction type	Priced round
Issue date	01/18/18
Relationship	Officer

Name	Warren Sager
Amount Invested	$37,500.00
Transaction type	Priced round
Issue date	01/18/18
Relationship	Officer

Name	Chip Davis
Amount Invested	$37,500.00
Transaction type	Priced round
Issue date	01/18/18
Relationship	Officer

Name	Warren Sager

Amount Invested	$17,750.00
Transaction type	Priced round
Issue date	07/30/18
Relationship	Officer

Name	Charlie Davis and Warren Sager
Amount Invested	$286,750.00
Transaction type	Loan
Issue date	12/30/18
Outstanding principal plus interest	$286,750.00 as of 01/09/22
Interest rate	0.0% per annum
Maturity date	12/31/21
Current with payments	Yes
Relationship	Officers of company

Name	Chip Davis
Amount Invested	$17,625.00
Transaction type	Priced round
Issue date	03/31/19
Relationship	Officer

Name	Charlie Davis and Warren Sager
Amount Invested	$182,000.00
Transaction type	Loan
Issue date	12/30/19
Outstanding principal plus interest	$182,000.00 as of 01/09/22
Interest rate	0.0% per annum
Maturity date	12/31/26
Current with payments	Yes
Relationship	Officers of company

Name	Warren Sager and Charlie Davis
Amount Invested	$210,375.00
Transaction type	Loan
Issue date	12/09/20
Outstanding principal plus interest	$210,375.00 as of 01/09/22
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Cofounders

Name	Charlie Davis
Amount Invested	$92,000.00
Transaction type	Loan
Issue date	12/30/21
Outstanding principal plus interest	$92,000.00 as of 12/30/21
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	employee and board member

Name	Warren Sager
Amount Invested	$27,000.00
Transaction type	Loan
Issue date	12/30/21
Outstanding principal plus interest	$27,000.00 as of 12/30/21
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	employee and board member

Name	Aimee Supp
Amount Invested	$4,500.00
Transaction type	Loan
Issue date	12/30/21
Outstanding principal plus interest	$4,500.00 as of 12/30/20
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Contract employee

Name	Aimee Supp
Amount Invested	$6,000.00
Transaction type	Loan
Issue date	12/30/22
Outstanding principal plus interest	$6,000.00 as of 12/30/22
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Contract Employee

Name	Warren Sager
Amount Invested	$20,000.00
Transaction type	Loan
Issue date	12/30/22
Outstanding principal plus interest	$20,000.00 as of 12/30/22
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Contract Employee

TradeAuthority, LLC entered into a consulting agreement with a TradeAuthority, LLC officer and unitholder to manage the Company. The agreement calls for monthly payments of $4,375 in Moxey dollars and $4,375 in USD.

TradeAuthority, LLC entered into a second agreement with an entity controlled by TradeAuthority, LLC's chief executive officer and shareholder. The terms call for monthly payments of $8,750 in Moxey dollars and $8,750 in USD.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Community Currency built to help small businesses grow

Local business owners are often treated unfairly. They are the backbone of the American economy but too often the game is rigged to benefit large corporations and massive financial interests. Moxey levels the playing field and helps local business get better access to credit and markets.

Moxey 1) helps local businesses sell more products and services and 2) extends credit to the participating companies and their employees. The Moxey network is built upon an advanced version of barter.

Our first goal is to grow from 1.5 million in monthly volume to 100 million across the Southeastern US. Within five years we hope to have achieved this growth in the US and started launching Moxey communities around the world. These projections cannot be guaranteed.

Milestones

TRADEAUTHORITY LLC was incorporated in the State of Louisiana in April 2010.

Since then, we have:

- Used by 3,000+ local businesses in 16 cities
- Enables business owners to get new customers & better access to capital
- Robust network with over $193 million in sales of local goods & services
- A community currency that is as easy to use as a credit card or bank account
- Reliable recurring revenue model with a robust growth plan behind it
- Founder has previously built successful FinTech, EdTech, and Digital Marketing companies
- FinTech is one of the fastest growing sectors - 2021 adoption rate of 88% up from 16% in 2015

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $1,679,223 compared to the year ended December 31, 2021, when the Company had revenues of $1,571,985. Our gross margin was 20.08% in fiscal year 2022, compared to 16.51% in 2021.
- *Assets.* As of December 31, 2022, the Company had total assets of $397,257, including $240,742 in cash. As of December 31, 2021, the Company had $678,107 in total assets, including $447,787 in cash.
- *Net Loss.* The Company has had net losses of $812,856 and net losses of $555,573 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities.* The Company's liabilities totaled $537,297 for the fiscal year ended December 31, 2022 and $1,356,352 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,060,280 in debt and $998,080 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

TRADEAUTHORITY LLC cash in hand is $107,752, as of April 2023. Over the last three months, revenues have averaged $133,872/month, cost of goods sold has averaged $104,046/month, and operational expenses have averaged $183,082/month, for an average burn rate of $153,256 per month. Our intent is to be profitable in 36 months.

We have increased revenue from our core legacy community in Baton Rouge, and parted ways with a large underperforming community in New Orleans. We will soon be launching new communities in the New Orleans area that are directly owned and managed by Moxey.

Our revenue and expenses will be fairly stable over the next 3-6 months. We're gearing up for a new expansion push and will be consistent until we begin to launch new communities. We hope to complete a new funding round within the next 6 months.

We are not profitable and don't intend to be profitable in the short term. Like most companies in a scaling posture, we intend to aggressively reinvest and grow at a fast but healthy rate. One of our goals is to quickly link communities together, creating strong network externalities and a moat to fend off any potential competitors. This will create a dynamic business that generates enough cash to give us the option to become profitable or to reinvest into more growth.

We've reduced our US cash (not including Moxey expenses) burn down to approximately $15,000 per month. We're working with several VC firms and anticipate closing a new round within 6 months.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Chip Davis, certify that:

(1) the financial statements of TRADEAUTHORITY LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of TRADEAUTHORITY LLC included in this Form reflects accurately the information reported on the tax return for TRADEAUTHORITY LLC filed for the most recently completed fiscal year.

Chip Davis
Business operations

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will

Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://MoxeyUSA.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Abhay Patel
- Charlie Davis
- Chip Davis
- Patrick Martin
- Warren Sager

Appendix E: Supporting Documents

- ttw_communications_94552_194207.pdf

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Moxey Subscription Agreement 2022
- SPV Subscription Agreement
- Moxey Subscription Agreement 2022

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Abhay Patel
- Charlie Davis
- Chip Davis
- Patrick Martin
- Warren Sager

Appendix E: Supporting Documents

- ttw_communications_94552_194207.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

TRADEAUTHORITY LLC

By

Chip Davis

Founder & Executive Vice President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding

(§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Warren Sager

Board member
4/26/2023

Charles M Davis

Ceo
4/26/2023

Chip Davis

Founder & Executive Vice President
4/26/2023